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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Telvent GIT, S.A.

(Name of Issuer)

Ordinary Shares, par value Euros 3.00505 per share

(Title of Class of Securities)

E90215109

(CUSIP Number)

October 21, 2004 and November 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. E90215109

1.	Name of Reporting Person: Abengoa, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 18,201,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 18,201,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,201,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 62.2%

12.	Type of Reporting Person: CO, HC

13G
CUSIP No. E90215109

1.	Name of Reporting Person: Telvent Corporation, S.L.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 15,966,400

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 15,966,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,966,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 54.6%

12.	Type of Reporting Person: CO

13G
CUSIP No. E90215109

1.	Name of Reporting Person: Siema AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,234,600

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,234,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,234,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.6%

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer.

Telvent GIT, S.A. (“Telvent”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Valgrande, 6, 28108 Alcobendas, Madrid, Spain.

Item 2(a).	Name of Person Filing.

               The information required by this Item is set forth in Schedule A attached hereto.

               This statement is being filed pursuant to a Joint Filing Agreement, attached hereto as Exhibit 1 and incorporated herein by reference, among Abengoa, S.A. (“Abengoa”), Telvent Corporation, S.L. (“Telvent Corporation”) and Siema AG (“Siema”, and together with Abengoa and Telvent Corporation, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office.

The information required by this Item is set forth in Schedule A attached hereto.

Item 2(c).	Citizenship.

The information required by this Item is set forth in Schedule A attached hereto.

Item 2(d).	Title of Class of Securities.

Ordinary shares, par value Euros 3.00505 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number.

E90215109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

               Based on the number of securities outstanding as contained in Telvent’s Form F-1 Registration Statement filed with the Securities and Exchange Commission on October 21, 2004 and the Reporting Persons’ knowledge of the partial exercise of the overallotment option by the underwriters of Telvent’s initial public offering, the total number of Ordinary Shares issued and outstanding is 29,247,100.

(a)	Amount Beneficially Owned:

Abengoa beneficially owns 18,201,000 Ordinary Shares. Telvent Corporation beneficially owns 15,966,400 Ordinary Shares. Siema beneficially owns 2,234,600 Ordinary Shares.

(b)	Percent of Class:

62.2% for Abengoa 54.6% for Telvent Corporation 7.6% for Siema

	(c)	Number of Shares to which such person has:

		(i)	Sole power to vote or to direct the vote:

Abengoa, Telvent Corporation and Siema have no power individually to vote or direct the vote of Ordinary Shares.

		(ii)	Shared power to vote or to direct the vote:

Abengoa and Telvent Corporation have shared voting power for 15,966,400 Ordinary Shares. Abengoa and Siema have shared voting power for 2,234,600 Ordinary Shares.

		(iii)	Sole power to dispose or to direct the disposition of:

Abengoa, Telvent Corporation and Siema have no power individually to dispose of or to direct the disposition of Ordinary Shares.

		(iv)	Shared power to dispose or to direct the disposition of:

Abengoa and Telvent Corporation have shared dispositive power for 15,966,400 Ordinary Shares. Abengoa and Siema have shared dispositive power for 2,234,600 Ordinary Shares.

Item 5.		Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

               No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Abengoa, Telvent Corporation and Siema. Abengoa beneficially owns 100% of the issued and outstanding capital stock of Telvent Corporation and Siema. As of June 30, 2004, Inversión Corporativa owned an approximate 56% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom Abengoa, Telvent Corporation and Siema believe has a controlling interest.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	ABENGOA, S.A.

	By:	/s/ Felipe Benjumea Llorente

		Name:	Felipe Benjumea Llorente
		Title:	President

Dated: February 14, 2005	TELVENT CORPORATION, S.L.

	By:	/s/ José Ignacio del Barrio Gómez

		Name:	José Ignacio del Barrio Gómez
		Title:	Joint Director

Dated: February 14, 2005	By:	/s/ Manuel Sánchez Ortega

		Name:	Manuel Sánchez Ortega
		Title:	Joint Director

Dated: February 14, 2005	SIEMA AG

	By:	/s/ José Ignacio del Barrio Gómez

		Name:	José Ignacio del Barrio Gómez
		Title:	Director

	By:	/s/ Manuel Sánchez Ortega

		Name:	Manuel Sánchez Ortega
		Title:	Director

EXHIBIT INDEX

Exhibit	Description

1	Joint Reporting Agreement

SCHEDULE INDEX

Schedule	Description

A	Information Required by Item 2

Exhibit 1

Joint Filing Agreement

     This will confirm the agreement by and between the undersigned that the Statement on Schedule 13G filed on or about this date and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares representing interests in Telvent GIT, S.A., a company organized under the laws of Spain, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agrees that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

     This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2005	ABENGOA, S.A.

	By:	/s/ Felipe Benjumea Llorente

		Name:	Felipe Benjumea Llorente
		Title:	President

Dated: February 14, 2005	TELVENT CORPORATION, S.L.

	By:	/s/ José Ignacio del Barrio Gómez

		Name:	José Ignacio del Barrio Gómez
		Title:	Joint Director

Dated: February 14, 2005	By:	/s/ Manuel Sánchez Ortega

		Name:	Manuel Sánchez Ortega
		Title:	Joint Director

Dated: February 14, 2005	SIEMA AG

	By:	/s/ José Ignacio del Barrio Gómez

		Name:	José Ignacio del Barrio Gómez
		Title:	Director

	By:	/s/ Manuel Sánchez Ortega

		Name:	Manuel Sánchez Ortega
		Title:	Director

Schedule A

Name, Address and Citizenship of Person Filing

Address of Principal Business
Name of Person Filing	Office	Citizenship/Place of Organization

Abengoa, S.A.	Avda. de La Buhaira, 2, 41018	Spain
Sevilla, Spain

Telvent Corporation, S.L.	C/Valgrande nº 6.	Spain
Alcobendas 28108
Madrid, Spain

Siema AG	Bahnhofstrasse 21. Zug	Switzerland
Switzerland